June 6, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attention: John Reynolds

Re: Monarchy Resources

Form 10K for Fiscal Year Ended October 31, 2013

Filed February 14, 2014

File No. 000-54622

We are writing to inform you that we have amended our Form 10K with the changes you have requested, and would like to point out the following:

1.	We have updated our filing to match the disclosure on our corporate website.
2.	We have removed all references to pre-exploration stage.
3.	We have updated our risk disclosure to make it clear that our mineral reserves are not supported by a technical report.
4.	We have made substantial changes to our property disclosure to address the issues outlined in your letter.
5.	We have made additional disclosure to address the information you have requested and as required under Industry Guide 7.
6.	We have inserted a map to indicate the location of the properties and other properties in the area.
7.	We have removed all disclosure relating to our reserves and resources.
8.	Our annual production has been disclosed in the filing.
9.	We have removed all of the Exploration results from Phase 1, page 10. This project is current on hold as we focus on our Mexican projects. As a result, we felt that this disclosure was not relevant to the filing.

In filing this amendment we note that the Company is responsible for the adequacy and accuracy in this filing. Staff comments to changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Monarchy Resources Inc.

Per “Jose Perez”

Jose Perez